SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

06004954

SE(... IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pillar Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 SOUTH MAIN STREET,#335
(No. and Street)

WALNUT CREEK (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAITHAM ASHOO (HUTCH) (925) 356-6780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID VOLKAR, CPA
(Name – *if individual, state last, first, middle name*)

2261 MORELLO AVENUE, SUITE E, PLEASANT HILL CA 94523-1857
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, HAITHAM ASHOO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PILLAR FINANCIAL SERVICES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA
CONTRA COSTA COUNTY

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27th **DAY OF** February, 2006
BY Haitham Ashoo
PROVIDED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON(S) WHO APPEARED BEFORE ME.

Amy H. Parnes

NOTARY PUBLIC

AMY H. PARNES
Commission # 1520133
Notary Public - California
Contra Costa County
My Comm. Expires Oct 17, 2008

AMY H. PARNES
Commission # 1520133
Notary Public - California
Contra Costa County
My Comm. Expires Oct 17, 2008

PILLAR FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2005

David Volkar
Accountancy Corporation

2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail
dvolkar@volkarcpa.biz

Fax
(925) 609-8393

(925) 609-8227

PILLAR FINANCIAL SERVICES, INC.

Table of Contents

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523-1880

E-Mail
dvolkar@volkarcpa.biz

Fax
(925) 609-8393

(925) 609-8227

INDEPENDENT AUDITOR'S REPORT

Pillar Financial Services, Inc.
1600 S. Main Street, Suite 335
Walnut Creek, CA 94596

I have audited the accompanying balance sheet of **Pillar Financial Services, Inc.**, as of **December 31, 2005 & 2004**, and the related statements of income and expenses, changes in stockholder equity, cash flows and computation of net capital for the years then ended. These statements are the responsibility of the management of **Pillar Financial Services, Inc**. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly in all material respects the financial position of Pillar Financial Services, Inc. as of December 31, 2005 & 2004, and the results of its operations, changes in stockholder equity, cash flows and computation of net capital for the years then ended in conformity with generally accepted accounting principles.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant

February 21, 2006

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET - ASSETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash (Note 4)	**$ 18,618**	$ 15,430
Concessions Receivable Current (Note 1)	**12,808**	21,369
Concessions Receivable Prior (Note 1)	**-**	-
Receivable - Business Deposit (Note 11)	**20,000**	-
Investment-NASDAQ (Note 5)	**813**	1,626
Security Deposit (Note 3)	**4,600**	4,600
Prepaid Expenses & Taxes (Note 6)	**2,199**	1,418
Total Current Assets	**$ 59,038**	$ 44,443
FIXED ASSETS:		
Office Equipment & Furniture (Note 1)	**$ 31,305**	$ 31,305
Computer Equipment	**17,188**	17,188
Leasehold Improvements	**878**	878
Accumulated Depreciation	**(41,814)**	(35,509)
Total Fixed Assets	**7,557**	13,862
TOTAL ASSETS	**$ 66,595**	$ 58,305

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
BALANCE SHEET
LIABILITIES AND SHAREHOLDER EQUITY
DECEMBER 31, 2005 AND 2004

		2005		2004
LIABILITIES AND SHAREHOLDER EQUITY				
LIABILITIES:				
Accounts Payable	**$**	**11,280**	$	13,538
Income Tax Payable (Note 6)		**-**		3,917
Pension Contribution Accrual (Note 7)		**-**		12,942
Payroll Taxes Payable		**26,137**		91
Credit Cards		**-**		-
Notes Payable (Note 8)		**-**		-
Total Liabilities	**$**	**37,417**	$	30,488
SHAREHOLDER EQUITY:				
Capital Stock (Note 9)	**$**	**8,060**	$	8,060
Paid In Capital		**10,133**		10,133
Retained Earnings		**10,985**		9,624
Total Shareholder Equity		**29,178**		27,817
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$**	**66,595**	$	58,305

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
INCOME:		
Sales	**$ 624,198**	$ 743,726
TOTAL INCOME	**$ 624,198**	$ 743,726
EXPENSES:		
Detail of Expenses (Page 4)	**674,891**	961,399
NET INCOME <LOSS> FROM OPERATIONS	**$ (50,693)**	$ (217,673)
OTHER INCOME:		
Interest	**251**	3,471
TOTAL OTHER INCOME	**251**	3,471
EXPENSES OTHER THAN FROM OPERATIONS:		
Gain <Loss> from Sale of Assets (Note 10)	**$ 55,000**	$ 248,850
<Loss> from NASD Expired Warrants (Note 5)	**(813)**	(813)
Federal Corporation Income Tax	**(1,584)**	(6,397)
State Corporation Income Tax	**(800)**	(1,378)
TOTAL EXPENSES OTHER THAN OPERATIONS:	**$ 51,803**	$ 240,262
NET INCOME <LOSS>	**$ 1,361**	$ 26,060

The accompanying footnotes are an integral part of these
financial statements

PILLAR FINANCIAL SERVICES, INC.
DETAIL OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
EXPENSES:		
Advertising	**$ 10,788**	$ 999
Accounting and Legal	**11,657**	33,391
Bank Charges	**26**	21
Commissions	**8,960**	-
Compliance Consulting	**6,709**	-
Depreciation and Amortization	**6,305**	7,048
Dues and Subscriptions	**2,682**	2,686
Entertainment	**6,290**	12,706
Freight	**20**	49
Gifts & Promotion	**1,228**	1,927
Insurance	**34,326**	34,114
Interest Expense	**59**	311
License & Taxes	**2,179**	382
Mailing Lists	**3,079**	293
Meetings & Seminars Marketing	**13,301**	12,276
Office Supplies	**11,422**	11,615
Outside Services	**17,065**	9,590
Outside Computer Services	**8,649**	17,458
Pension Contributions	**-**	90,054
Printing	**16,624**	-
Postage	**13,930**	4,305
Rent	**64,152**	62,421
Repairs & Maintenance	**586**	259
Salaries	**385,814**	615,606
Software	**1,085**	481
Supplies	**383**	79
Telephone	**7,268**	3,685
Taxes Payroll/Employer	**24,252**	26,930
Taxes – Property	**277**	305
Training	**1,698**	280
Travel	**14,077**	11,738
Uniforms	**-**	390
TOTAL EXPENSES FROM OPERATIONS	**$ 674,891**	$ 961,399

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005	2004
Capital Stock	$ 8,060	$ 8,060
Paid in Capital	10,133	10,133
Retained Earnings	9,624	23,564
TOTAL STOCKHOLDER EQUITY, Beginning of Year	$ 27,817	$ 41,757
NET INCOME <LOSS>	$ 1,361	$ 26,060
Corporate Dividends Paid		(40,000)
Refund of Federal Taxes		
Change to Capital Stock	-	-
Purchase of Capital Stock		
TOTAL CHANGES TO STOCKHOLDER EQUITY	$ 1,361	$ (13,940)
Capital Stock	$ 8,060	$ 8,060
Paid in Capital	10,133	10,133
Retained Earnings	10,985	9,624
TOTAL STOCKHOLDER EQUITY End of Year	$ 29,178	$ 27,817

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		2005		2004
Net Income <Loss>	$	1,361	$	26,060
Adjustment to Reconcile Net Income to Net Cash provided by operating activities:				
Depreciation and Amortization		6,305		7,048
Changes in Assets and Liabilities:				
Concessions Receivable – current		8,561		16,930
Accounts Receivable - Other		(20,000)		
Employee Advances		-		100
Prepaid Expenses		(781)		2,355
Accounts Payable		(2,258)		2,123
Income Taxes Payable		(3,917)		(228)
Accrued Pension Payable		(12,942)		12,942
Accrued Payroll Taxes		26,046		35
Refund of Federal Taxes				
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES	$	2,375	$	67,365
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of Assets	$	-	$	-
Investment in NASDAQ Stock/Warranty	$	813		813
NET CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES	$	813	$	813
CASH FLOWS FROM FINANCING ACTIVITIES:				
Notes Payables	$	-	$	(18,032)
Credit Cards Payable		-		(663)
Capital Stock Investment		-		-
Dividends Paid				(40,000)
NET CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES	$	-	$	(58,695)
NET CHANGE IN CASH AND CASH EQUIVALENTS		3,188		9,483
BEGINNING CASH AND CASH EQUIVALENTS		15,430		5,947
ENDING CASH AND CASH EQUIVALENTS	$	18,617	$	15,430

The accompanying footnotes are an integral part of these financial statements

PILLAR FINANCIAL SERVICES, INC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

1. Total ownership equity from Statement of Financial Condition	$ 29,178
2. Deduct ownership equity not allowable	-
3. Total ownership equity qualified for Net Capital	29,178
4. Add: Liabilities subordinated to claims	-
5. Total capital & allowable subordinated liabilities	29,178
6. Deductions and/or charges:	
A) Total non-allowable assets	15,169
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities position	14,009
9. Haircuts on securities	
10. Net Capital	$ 14,009
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
11. Minimum net capital required	2,494
12. Minimum dollar net capital requirement	5,000
13. Net capital requirement	5,000
14. Excess Net Capital	9,009
15. Excess Net Capital at 1000%	10,267
COMPUTATION OF AGGREGATE INDEBTEDNESS	
16. Total liabilities	37,417
19. Total aggregate indebtedness	37,417
20. Percentage of aggregate indebtedness to net capital	267.09%
21. Percentage of debt to debt-equity total	56.19%

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Pillar Financial Services, Inc. is presented to assist in the understanding of the company's financial statements. The financial statements and notes are representations of the company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operation

Pillar Financial Services, Inc. operates as a retirement, investment, and financial planning company. They do investment advising and portfolio management for their clients.

Revenue Recognition

Revenue transactions are recorded on trade dates on an accrual basis. The Concessions Receivable - Current account is for commissions and management fees earned and that are outstanding for 30 days or less. The Concessions Receivable - Prior month account is for commissions earned and those are past due 31 days or more.

Property and Computer Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives: 5 years for property and computer equipment. When assets have been discontinued in service, they are removed from the depreciation schedule.

Provision for Income Tax

Pillar Financial Services, Inc. is registered as California C Corporation and accordingly files Forms 1120 and 100 with the federal and state governments, respectively.

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 2 - Computation of Net Capital

	Dec. 31, 2005	Dec. 31, 2004
Total Assets	**$ 66,595**	$ 58,305
Less - Liabilities	**< 37,417>**	< 30,488>
Less - Non-allowable Assets	**< 15,169>**	< 21,506>
Net Capital	**$ 14,009**	$ 6,311.

The required minimum net capital for Pillar Financial Services, Inc is $ 5,000.

NOTE 3 - Office Space Lease

The corporation headquarters is located at 1600 S. Main Street # 335, Walnut Creek, CA. It is leased on a three-year arrangement. There is a security deposit of $ 4,600 paid and on record.

NOTE 4 - Cash in Bank

Fidelity	$ 77
Wells Fargo Bank Checking	18,541
Total Cash in Bank	$ 18,618

NOTE 5 - NASDAQ Stock Warrants

On June 28, 2000, Pillar Financial Services, Inc. purchased 300 warrants for a net price of $ 3,252.11. The warrants give Pillar the right to purchase shares of NASDAQ, Inc. stock if and when they go public and issue stock. The NASDAQ has not gone public and/or authorized stock issuances to date and therefore the warrants have suspended value. It is carried on the financial statements at cost because the NASDAQ does intend to issue stock in the future. 25% more of the warrants expired June 28, 2005. Therefore, 25% of the cost of $ 3,252.11, which is $ 813.03, is written off as a capital loss, being expired warrants.

PILLAR FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 6 - Income Tax Provision

The income tax is shown on the financial statements as Federal tax $1,568. and California tax $ 800. There is $ 1,945 depreciation on the Federal tax return; this is $ 4,360 less than what has been deducted on the financial statements and California tax return.

NOTE 7 - Pension Plan

The Company provides a SEP - IRA pension for employees who meet the 3 years employment law requirement. As of year end 2005, there are three employees who meet the requirement. The SEP - IRA is not funded in 2005. As of December 31, 2005, there is a zero balance payable to the SEP-IRA.

NOTE 8 - Notes Payable

Pillar Financial Services, Inc. has an unsecured line of credit of $ 25,000 with Key West Bank for revolving credit. It is renewable annually and subject to the prime interest rate. It is currently at a zero balance.

NOTE 9 - Capital Stock

Pillar Financial Services, Inc. incorporated in August 10, 1988 and authorized 1000 shares of one class of common stock par value $ 10.00 to be issued. At the company's inception, an existing company was exchanged into capital stock of 500 shares with a capital basis of $ 15,133. This is now reflected as $ 5,000 capital stock and $ 10,133 additional paid in capital. There have been 306 shares of stock issued to an employee at par value $ 10.00 per share. Thus, there are now 806 shares of stock issued and outstanding for capital stock basis of $ 8,060 and paid in capital of $ 10,133.

NOTE 10 – Client Data Transition

In April, August and October 2005, Pillar Financial Services, Inc received an investment fee for transitioning some of their clients to another asset management firm.

NOTE 11 – Receivable – Business Deposit

In May 2005, Pillar Financial Services, Inc transferred $ 20,000.00 to Broker Dealer Market, Inc as a deposit on an acquisition of a new business. It can be refunded as of anytime requested or it can be used for its original intent; that of a deposit down on an acquisition of a new business to stimulate business growth.

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail
dvolkar@volkarcpa.cbiz

Fax
(925) 609-8393

(925) 609-8227

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

Pillar Financial Services, Inc.
1600 South Main Street, suite 335
Walnut Creek, CA 94596

My report on the audit of the basic financial statements of **Pillar Financial Services, Inc**. for the year ending December 31, 2005 is stated on page 1 of this report. I conducted the audit in accordance with generally accepted auditing standards. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The annual audited report X-17 A-5 part III and the schedule of reconciliation of differences between audited and audited net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. They are required by the National Association of Security Dealers (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill, CA 94523

February 21, 2006

PILLAR FINANCIAL SERVICES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN AUDITED AND UNAUDITED NET CAPITAL
DECEMBER 31, 2005

	Unaudited	Audited	Differences
Total Assets	$ 65,209	$ 66,595	$ 1,386
Less Total Liabilities	(37,655)	(37,417)	238
Less Non-allowable Assets	(13,783)	(15,169)	(1,386)
NET CAPITAL	$ 13,771	$ 14,009	$ 238

Total Assets	
To reflect increase in prepaid taxes	$ 2,199
To reflect decrease in Investment NASDAQ	(813)
Total Assets	$ 1,386
Total Liabilities	
To reflect the decrease in payroll taxes payable	(238)
Total Liabilities	$ (238)
Non allowable Assets	
To reflect increase in prepaid taxes	$ (2,199)
To reflect decrease in Investment NASDAQ	813
Total Non-allowable Assets	$ (1,386)

David Volkar
Accountancy Corporation
2261 Morello Ave • Ste E • Pleasant Hill CA 94523

E-Mail dvolkar@volkarcpa.biz
Fax (925) 609-8393
(925) 609-8227

REPORT ON INTERNAL CONTROL STRUCTURE
BASED SOLELY ON THE UNDERSTANDING OBTAINED AND
CONTROL ASSESSMENT MADE AS PART OF AN AUDIT OF THE
FINANCIAL STATEMENTS

Pillar Financial Services, Inc.
1600 S. Main Street, suite 335
Walnut Creek, CA 94596

I have audited the financial statements of Pillar Financial Services, Inc., for the year ended December 31, 2005, and have issued my report thereon dated February 21, 2006.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing my audit of the financial statements of Pillar Financial Services, Inc., I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance in the internal control structure.

The management of Pillar Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and the transactions are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate

because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

For the purpose of this report, I have the following recommendations and comments. Management has and should continue to follow through on basic internal control procedures:
a) marking invoices paid with the check number and date; and
b) obtaining proper documentation.

Management should coordinate classification and documentation of expenses more closely with the bookkeeping service so as to maintain proper classification of transactions. Management should follow through on ensuring that that the corporate minutes and state papers are maintained. The filing of the financial statements and all other procedures were done properly. Compliance with the NASD rules and guidelines (the main governing entity) appears to be in order. In addition, improvement in record keeping is shown by the discontinued usage of a cash clearing account. While the basis business structure and practices remained the same, several new account categories were used which more closely identified the expenses for management information. It has only a minor effect on the financial statement presentation and a negligible effect on the audit report. The overall internal control structure is adequate and provides a basis to render an opinion on the financial statement taken as a whole.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and accordingly, also considered to be material weaknesses as defined above. However, I believe none of the reportable conditions described above is a material weakness.

The report is intended for the information of the management of Pillar Financial Services, Inc.

David Volkar

DAVID H. VOLKAR
Certified Public Accountant
Pleasant Hill CA 94523

February 21, 2006